Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Income available to common stockholders	$77,543	$30,670	$88,728	$416,098

Weighted average shares outstanding	2,664,658	2,655,047	2,663,349	2,663,209

Basic earnings per share	$0.03	$0.01	$0.03	$0.16

Income for diluted earnings per share	$77,543	$30,670	$88,728	$416,098

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,664,658	2,655,047	2,663,349	2,663,209

Diluted earnings per share	$0.03	$0.01	$0.03	$0.16

19